SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

REMOTE VOTING FORM

ANNUAL AND EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON APRIL 27, 2018

Name of the Shareholder
Individual or Corporate Taxpayer's ID (CPF or CNPJ) of the Shareholder
E-mail address to forward a confirmation of receipt of the form by the Company to the shareholder

Instructions to complete the form

This Remote Voting Form (“Form”) must be completed if the shareholder wishes to exercise its remote voting right at the Annual Shareholders' Meeting of Companhia Siderúrgica Nacional (“ CSN ” or “Company ”), convened for April 27, 2018, at 11 a.m. (“ASM”) pursuant to CVM Instruction No. 481/2009 (“CVMI 481 ”), as amended.

The shareholder must complete all the fields in the Form, indicating its full name (or corporate name, if a legal entity), with the number of the Individual or Corporate Taxpayer's ID, as applicable, in addition to an email address for any contact.

For this Form to be considered valid and for the votes in it to be cast in the Company's ASM, the following instructions should be observed:

(i)                  All fields must be duly, legibly completed;

(ii)                 All the pages must be initialed by the shareholder; and

(iii)               At the end, the shareholder (or its legal representative, as applicable) must sign the form and notarize it.

The Form will be disregarded if it is sent directly to the Company without any of the formalities or documents requested.

If the Form is partially or incorrectly completed, the Company will compute only the items that have been correctly completed or rectified in a timely manner, specifically rejecting the items presenting completing problems.

The Forms will be accepted by the Company until April 20, 2018 (including this date).

Guidance to forward the Remote Voting Form

Shareholders who choose to exercise their remote voting right may: (i) complete this form and send it directly to the Company at the address below, together with the supporting documentation required by the Company; or (ii) transmit their voting instructions to the qualified service providers (in accordance with Article 21b, item II, of CVMI 481), who will forward the voting statements to the Central Depositary of BM&FBOVESPA.

If the shareholder chooses for sending the Form directly to the Company, it must submit the following documents to the Company's headquarters, to the Investor Relations Executive Officer:

a)                   Physical copy of the Form duly completed, initialed and notarized; and

b)                   Certified copies of the identification and representation documents, as shown below:

- Photo Identification of shareholders/legal representative (1) - for Individuals (I), Companies (C) and Investment Funds (IF).

-Contract or Bylaws updated and consolidated - for C and IF

-Proof of power of attorney * - for C and IF

-Updated and consolidated regulations – for IF

Shareholder who choose to exercise its remote voting right through the service providers, must transmit their voting instructions to their custodians or registrar agent of the Company's shares, provided that the rules established by them are observed. For this, the shareholders must contact their custody or registrar agents, as stated in item "6", and see what procedures were established by them for the transmission of remote voting instructions.

For shareholders who are an individual or legal entity domiciled abroad, all documents submitted must be translated and legalized by the Brazilian Consulate of their home country or filed at the authorized notary registry with the due Haya Note, so that all copies are certified and all the signatures are notarized.

Postal and e-mail address to send the Form, if the shareholder wishes to deliver the document directly to the Company's headquarter

Companhia Siderúrgica Nacional

Attn. Investor Relations Officer

Avenida Brigadeiro Faria Lima, nº 3.400, 20º andar, Itaim Bibi

São Paulo/SP

CEP 04538-132

Email: invrel@csn.com.br

Phone: (55) (11) 3049-7591

Indication of the institution hired by the Company to provide the registrar service of securities. Itaú Corretora de Valores S.A.

Avenida Brigadeiro Faria Lima, 3.500, 3º andar – São Paulo CEP 04538-132

3003-9285 (capital and metropolitan areas)

0800 7209285 (other locations)

The service hours are on weekdays from 9 am to 6 pm.

E-mail: atendimentoescrituracao@itau-unibanco.com.br

1. To take management accounts, examine, discuss and vote on the Company's Financial Statements for the fiscal year ended December 31, 2017 Approve [ ] Reject [ ] Abstain [ ]
2. Establish the Management's overall annual compensation for the year of 2018, pursuant to the Management's Proposal. Approve [ ] Reject [ ] Abstain [ ]
3. Do you wish to request the installation of the Fiscal Council, pursuant to Article 161 of Law 6.404 of 1976? Yes [ ] No [ ]

4.     Nomination, by minority shareholders, of candidates to the Fiscal Council, if installed.

4.1. Susana Hanna Stiphan Jabra (effective)/ Ian Peter Brandt Searby (alternate)

Approve [ ] Reject [ ] Abstain [ ]

City: ________________________________________________________

Date: _______________________________________________________

Signature: ___________________________________________________

Name/Corporate Name of the shareholder: ______________________

Individual/Corporate Taxpayer's ID (CPF/CNPJ): ___________________

Number of shares _____________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 6, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.